

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2009

Via Facsimile (212) 480-8421 and U.S. Mail
Frode Jensen, Esq.
Holland & Knight, LLP
195 Broadway, 24th Floor
New York, NY 10007

Re: Trico Marine Services, Inc.
Additional Soliciting Materials on Schedule 14A
Filed May 13, 2009 by Kistefos AS, Christen Sveaas, and Åge Korsvold
File No. 1-33402

Dear Mr. Jensen:

We have conducted a limited review of the filing listed above and have the following comments.

General

1. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. For example, we note the following non-exhaustive examples of disclosure that should be removed in future filings:
   - statements made throughout the release that imply that Trico's Board is not committed to working on behalf of stockholders' best interests or improving stockholder value;
   - "Trico's management may be taking steps to entrench itself…,"; and
   - "[w]e… hope Trico does not take further actions that may obstruct stockholder interests by interfering with the upcoming annual meeting, by manipulating the meeting date or the record date."

   In responding to this comment, please also advise us of the consideration given to making corrective disclosure in future filings.

2.   Please provide support for your assertion that by engaging in the debt exchange transaction, the company "chose[] to substantially dilute its existing stockholders in the process when other, more affordable and less dilutive options could have been pursued."

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions